CEO Message

"2020 was a transformational year for Endeavour Silver.  Our people came together not only to resolve new challenges but also capture new opportunities and create a more sustainable future for the Company.  We did not just survive a difficult year, we thrived thanks to our ability to unite in the face of adversity."

Dear Stakeholders,

Our theme for 2020 is "Unity in Adversity", not only because of how positively we responded to the COVID19 pandemic, but also how our people managed to turn around our mines from under-performing to out-performing, improving safety, production, and profitability at each mine. In the face of a global challenge, 2020 was a year full of resolve, transformation and achievement for Endeavour Silver.

As I reflect on the year, safety was once again a key emphasis. We kept our people safe and healthy due to our aggressive COVID-19 health precautions and recovery protocols. I can proudly say that the Endeavour community mobilized during this difficult time, not only to safeguard our employees and communities, but also to achieve our original 2020 production goals, notwithstanding the government mandated shutdown of the mining industry for almost 2 months.  As a result, our Fourth Quarter 2020 was our best performance in over two years, due in no small part to the remarkable effort of our people.

2020 Highlights

  Invested in our people to improve the depth and talent at all levels of management
  Increased our investment in sustaining capital to renew the mobile mining equipment and extend mine lives
  Surpassed our sustainability performance from 2019
  Completed the operational turn arounds at both Guanacevi & Bolanitos
  Generated free cash flow at each mine for the first time in two years
  Replaced reserves and grew resources at Guanacevi and Bolanitos
  Created new value at El Compas through a partnership
  Completed a final pre-feasibility study at Terronera with robust economics

It is now clear that the silver mining industry has entered into a new bull market thanks to a sharp increase in investment demand. Silver reached a 10-year high and started to outperform gold last year, not only for its role as a precious metal, but also as an industrial metal much needed in electronics, solar power and electric vehicles to secure a "green" future. We are excited by the opportunity to build new silver mines and help drive a more sustainable economy.

Improved Financial and Operating Performance

Lower operating costs and higher metal prices drove significantly higher revenues, cash flow and earnings, which turned positive for the first time in three years due to our very strong performance in the second half of 2020. The mines generated revenue of $138.4 million from the sale of 3.5 million oz of silver and 35,519 oz gold (6.5 million oz silver equivalents at an 80:1 silver:gold ratio) at average realized prices of $21.60 per oz silver and $1,846 per oz gold. Our 2020 cash cost and all in sustaining cost, net of precious metals credits, each decreased year-on-year by 57% and 17% to $5.55 per ounce and $17.59 per ounce, respectively.  As a result, our EBITDA, free cash flow and cash position all increased by over 300% in 2020. The bottom line was net income of $1.2 million ($0.01 per share) despite several extraordinary items including care and maintenance expenses for the entire year at El Cubo and for almost two months at our operating mines.

Guanacevi re-emerged as a cornerstone asset in 2020, through the completion of its operational turnaround. Silver equivalent production was up 43%, grades were up 37% and throughput was up 7% in 2020. The mine is now operating close to capacity and will continue to deliver high grade ores from the new Milache, El Curso and SCS orebodies for years to come.  Bolanitos continued to improve with rising quarterly production, up 3%, on higher throughput, up 5%, and stronger gold grades and recoveries.  The mine is now operating close to capacity, the highest level since 2018. We invested sustaining capital at each mine to develop new high-grade areas and are continuing to add resources in new high-grade veins to extend mine lives.

Creating Value Through Exploration and Development

Endeavour Silver was "built through the drill bit" in that every mine we developed was the result of virgin discoveries in historic mining districts made by our exploration team.  Our largest discovery to date, the Terronera Project, is our next core asset and the cornerstone of our next phase of growth as a company. During 2020, we published a final Pre-feasibility study with very robust forecasted economic returns. We are currently completing a feasibility study to further de-risk the project for a development decision in the summer of 2021. Last year, we expanded our land package through the acquisition of two adjacent mineral concessions, covering multiple mineralized vein structures. We aim to give back to the community by maximizing local economic benefits and job opportunities through responsible development of the project, with plans underway for establishing a temporary construction camp while continuing to drill test multiple new targets.

Raising the Bar on Sustainability

While COVID-19 made this an especially challenging year, it didn't stop us from continuing our progress in raising the bar on our sustainability programs.  At the mine sites, extra precautions to prevent the spread of and hasten the recovery from COVID-19 effectively reduced our employee availability. Notwithstanding, we were able to sustain our productivity, while working safely. Our newly launched "Real Safety" program further strengthened our safety culture and performance and resulted in lower Lost Time Injuries (LTI) frequency and severity rates that continued to trend down over the year.

We also launched our "ICARE" Values program, to bring greater visibility of our values as a company to our employees, so that they feel more connected with who Endeavour is and where the company is going. ICARE stands for Integrity, Care, Attitude, Reliability and Excellence, to remind us all that we count on each other, every day, in everything we do, whether we're in Vancouver or Mexico. Employees embraced the program, recognizing that our values program is an investment in bringing out the best in everyone to ensure a brighter future for Endeavour.

In the local communities, the need for children to study from home gave rise to our Silver Tablet program. Endeavour donated over 500 Samsung tablets to families in local Mexican communities to enable home learning. It was a resounding success and we will keep building on the program, finding new ways to foster education and support communities for years to come.

2021 Outlook and Beyond

In looking ahead to what promises to be a productive and bright outlook, I believe there are several ways we can create value:

  Optimize the mining operations by focusing on improving even further our safety, productivity and free cash flow
  Develop the Terronera Project to become our new core asset and one of the lowest cost mines in the silver sector
  Explore our Chile projects to make a material new bulk tonnage discovery and transition to larger scale operations
  Grow through accretive M&A opportunities to enhance our production, cost and growth profiles

In closing, I would like to thank our management and employees for working relentlessly to deliver a very rewarding year. The operational turn arounds at Guanacevi and Bolanitos are testaments to the hard work, skill, passion and persistence of our operations team. Terronera and Parral represent our future thanks to the vision, ability and success of our exploration group. I'm confident that Endeavour will continue to create value for all stakeholders as we move into the next phase of our growth as a company.

Sincerely,

Bradford Cooke,

Chief Executive Officer & Director

March 2021